

Common Stock
Nasdaq: DRAD

Series A 10% Preferred Stock
Nasdaq: DRADP

DIGIRAD Corp.

A Diversified Holding Company (HoldCo)
seeking growth both organically and through acquisitions

Healthcare

  

Building & Construction

 

Real Estate & Investments



Investor Presentation - April 2020

Forward-looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Digirad Corporation ("Digirad," "DRAD" or the "Company") or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the Company's part. These forward-looking statements generally are identified by the words "believe", "expect", "anticipate", "estimate", "project", "intend", "plan", "should", "may", "will", "would", "will be", "will continue" or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the substantial amount of debt of the Company and the Company's ability to repay or refinance it or incur additional debt in the future; the Company's need for a significant amount of cash to service and repay the debt and to pay dividends on the Company Preferred Stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business; the length of time associated with servicing customers; losses of significant contracts; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting illiquidity; the Company's inability to expand the Company's business; unfavorable changes in the extensive governmental legislation and regulations governing healthcare providers and the provision of healthcare services and the competitive impact of such changes (including unfavorable changes to reimbursement policies); high costs of regulatory compliance; the liability and compliance costs regarding environmental regulations; the underlying condition of the technology support industry; the lack of product diversification; development and introduction of new technologies and intense competition in the healthcare industry; existing or increased competition; risks to the price and volatility of the Company's Common Stock and Preferred Stock; stock volatility and illiquidity; risks to preferred stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company continues to pay dividends according to the terms of the Company Preferred Stock; the Company's ability to execute on its business strategy (including any cost reduction plans); the Company's failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; risks associated with the Company's possible pursuit of acquisitions; the Company's ability to consummate successful acquisitions and execute related integration, including to successfully integrate ATRM's operations and realize the synergies from the acquisition, as well as factors related to the Company's business (including ATRM) including economic and financial market conditions generally and economic conditions in the Company's markets; failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; and the continued demand for and market acceptance of the Company's services. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This presentation reflects management's views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures: The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. Specifically, this presentation presents the non-GAAP financial measures "Adjusted EBITDA" (defined as "earnings before interest, taxes, depreciation, amortization adjusted for stock-based compensation and other one-time transaction costs such as merger and acquisitions, financing and etc. ") and "Free Cash Flow" (defined as "net cash from operating activities excludes expenditures on purchases of property and equipment, net of dispositions"). The most directly comparable measures for these non-GAAP financial measures are net income and diluted net income per share. All future figures based on guidance after conversion into a diversified holding company ("HoldCo").

About Digirad Corporation/HoldCo

- Transformed into a diversified holding company ("HoldCo") through the acquisition of ATRM Holdings as initial "kick-off" transaction
- Merger closed on 9/10/2019
- Issued a tax-efficient Series A 10% Preferred stock (non convertible)
- HoldCo structure: separate business divisions with shared corporate functions

Common Stock: (*Nasdaq: DRAD*)
2.05 million shares as of 12/31/19

Series A Preferred Stock (*Nasdaq: DRADP*)
1.92 million shares as of 12/31/19
10% annual cash dividend

Digirad Corporation has three operating business divisions:

Healthcare			Building & Construction		Real Estate & Investments	
Across the USA			*Maine/New England*	*Minneapolis-area*		
Diagnostic Services	**Diagnostic Imaging**	**Mobile Healthcare**	**KBS Builders**	**EGBL**	**Real Estate**	**Investments**
Offers mobile imaging services to medical providers in - office	Develops, sells, and maintains solid-state gamma cameras for hospitals and physicians	Provides mobile diagnostic imaging including CT, MRI, PET, PET/CT, and nuclear medicine and healthcare expertise	Manufactures and distributes modular housing units Commercial and residential projects	Manufactures engineered wood products and building materials for both residential and commercial contractors; operates a professional lumber yard and showroom	Manages real estate assets of HoldCo Future acquisition targets could have underappreciated real estate assets	Strategic investments could be made in potential acquisition targets for HoldCo

Digirad

Investment Highlights

Benefits of HoldCo Structure

- **Improved revenue, cash flow, and earnings** due to cost savings and other efficiencies
- Optimized capital allocation will **maximize ROIC and ROE** over the long term
- **Operating CEOs focused on operations and growth** rather than on corporate functions
- **Platform for future bolt-on acquisitions** and other growth opportunities
- **Preferred stock could be used as acquisition currency** - junior to bank debt

FY 2019 Highlights (vs. FY 2018)

$114.2M
Revenue
+9.6%

$22.1M
Gross Profit
+21%

$7.7M
Adjusted EBITDA[1]
+29%

$91.6M
NOL
@ 12/31/2019

_____

[1] This presents non-GAAP financial measures. A discussion of the reasons why management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding Digirad's financial condition and results of operations is included as Exhibit 99.2 **(with a reconciliation included in Exhibit 99.1)** to Digirad's report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2020.

Digirad

HoldCo Structure



Publicly-Traded HoldCo

Healthcare
CEO: Matt Molchan

Building & Construction
GM: Matt Mosher/Scott Jarchow

Real Estate & Investments

Future Acquisition 1

Future Acquisition 2

HoldCo Chairman (Jeff Eberwein)

HoldCo COO and CFO (David Noble)

HoldCo VP-Legal (Hannah Bible)

Shared Corporate Functions

Bank Relationships
Treasury
Finance
Accounting
Purchasing

IT
HR
Investor Relations
Legal
Compliance

Digirad



Operating Business Divisions

1 **Healthcare**

2 **Building & Construction**

3 **Real Estate & Investments**

Digirad Health

1   Healthcare

Across the USA

Diagnostic Services	Diagnostic Imaging	Mobile Healthcare
Offers mobile imaging services to medical providers in-office	Develops, sells, and maintains solid-state gamma cameras for hospitals and physicians	Provides mobile diagnostic imaging including CT, MRI, PET, PET/CT, and nuclear medicine and healthcare expertise

Making Healthcare Convenient. **As Needed. When Needed. Where Needed.**

Digirad

Digirad Health: Diagnostic Services

Offers mobile imaging services to medical providers on-site as an alternative to purchasing the equipment themselves or outsourcing the procedures to other providers


SOLUTIONS / EQUIPMENT
Provides turn-key, diagnostic solutions to hospitals and healthcare systems and a variety of solid-state imaging cameras (fixed site and mobile systems)


STAFF
Offers highly-skilled, trained, and certified nuclear medicine technologists and cardiac stress technicians




MAINTENANCE
Services all major brands of nuclear gamma cameras


LICENSING
Extensive portfolio of existing licenses and certifications




SUPPLIES
Wide range of nuclear imaging supplies and radiopharmaceuticals


ACCREDITATION
Assists clients with accreditation process



Website: https://www.digirad.com/diagnostic-services/

Digirad Health: Diagnostic Imaging

Manufactures, sells, and services a wide range of solid-state cameras that offer unmatched imaging and flexibility

 **SUPERIOR**
- Image quality
- Greater flexibility
- Smaller footprint
- Fast imaging acquisition times

 **NATION-WIDE FIELD SERVICE**
Engineers provide flexible support for Digirad and non-Digirad models
- Remote Support
- Onsite Service
- Applications Support
- Preventative Maintenance
- Parts Support

 **FLEXIBLE SOLUTION**
Customers: Physicians and Hospitals
Location: their offices, satellite clinics, healthcare facilities and hospitals
Convenient: As needed, where needed, when needed


Ergo™


Cardius® X-ACT+


Cardius® 2 XPO


Cardius® 3 XPO

Website: https://www.digirad.com/cameras/

Digirad Health: Mobile Healthcare

Provides provisional healthcare and contract diagnostic imaging through a convenient, mobile-service platform

 **LARGE FLEET**
- Bone Densitometry
- Cath Lab
- CT Scanners
- Mammography Units
- MRI Units
- Nuclear Medicine Units
- PET/CT Units
- Ultrasound Units

 **WIDE COVERAGE**
Across the entire United States

 **LOW COST / EASY ACCESS**
- Efficient alternatives to owning and operating the equipment
- Fully equipped, furnished and ready for patients

 **EXPERTISE**
Healthcare expertise to hospitals, integrated delivery networks ("IDNs"), and federal institutions

Website: https://www.dmshealth.com/









Digirad Health: Financial Highlights



Revenue by Healthcare Division ($ in million)



Gross Profit by Healthcare Division ($ in million)

* Includes $0.3M and $3.4M, respectively, of revenue from the Telerhythmics business in Q4 2018 and FY 2018 periods.

Building and Construction

2 Building & Construction

Maine/New England

KBS Builders

- Manufactures and distributes modular housing units
- Commercial and residential projects

Minneapolis-area

EGBL

- Manufactures engineered wood products and building materials for both residential and commercial contractors
- Operates a professional lumber yard and showroom

Digirad

Building and Construction: KBS Builders

Maine-based designer, manufacturer, and distributor of modular housing units



MODULAR UNITS
- Residential homes / town houses
- Apartment buildings and condos
- Multi-story commercial/office buildings
- Other commercial applications, hospitals, schools, etc.

 
 




BENEFITS OF MODULAR UNITS:
- Shorter construction period
- Significantly lower labor costs
- Design flexibility
- High quality control



3 LEASED FACILITIES
South Paris, Maine: approx. 90,000 sq. ft.
Oxford, Maine: approx. 90,000 sq. ft.) previously leased to a competitor of KBS; currently idle
Waterford, Maine: approx. 60,000 sq. ft.; currently sub-leased to 3rd party



GEOGRAPHIC FOOTPRINT
Network of local distributors and homebuilders across New England



Website: https://www.kbsbuildersinc.com/

Building and Construction: EGBL

EGBL consists of two business divisions:

EDGEBUILDER:

- Operates a **34,000 sq. ft.** leased wall panel manufacturing plant in **Prescott, WI** and services the **Midwest Area**
- Clients: **commercial** contractors



PRODUCTS

Wall panels, permanent wood foundations, and engineered wood products



SERVICES

Sustainable green building practices, quality structural components, advanced design solutions



BENEFITS

Reduced building time, overhead & labor costs, defects, site thefts, and delays

Customization and environmentally conscious materials

EdgeBuilder, Inc. Wall panels for the pro builder.

Website: https://edgebuilderwallpanels.com/









GLENBROOK:

- Operates a **30,000 sq. ft.** leased professional lumber yard and showroom in **Oakdale, MN,** and services the upper Midwest states of **WI, IO, MN, ND, and SD**
- Clients: **commercial and residential** contractors

PRODUCTS

Raw lumber, drywall, doors, windows, kitchen and bathroom cabinets, and utility sheds



SERVICES

Roofing, millwork, and customized design



SYNERGIES

Using excess capacity at KBS for wall panel manufacturing needs based on EdgeBuilder's expertise and experience

Glenbrook Building Supply, Inc. Serving pro contractors since 1988.

Website: https://glenbrooklumber.com/







Building and Construction: Financial Highlights



Revenue
($ in million)



Gross Profit
($ in million)

Real Estate & Investments

3 **Real Estate & Investments**

Real Estate	Investments
• Owns the real estate assets of HoldCo • Future acquisition targets could have underappreciated real estate assets	• Strategic investments could be made in potential acquisition targets for HoldCo

Digirad

Real Estate & Investments

Formed in April 2019 with two segments:

Real Estate:
Star Real Estate Holdings USA, Inc. ("SRE")

- Acquired and manages three manufacturing plants in Maine; two plants were purchased from KBS and a third from a private company
- All involved in the construction of modular buildings for residential, multi-family, and commercial projects

Investment Management:
Lone Star Value Management, LLC (LSVM)

- LSVM is the investment advisor for all LSV funds and Ascent Oil Fund
- New funds could be added in the future to increase revenue and cash flow for HoldCo

 **SIGNIFICANT STRATEGIC VALUE & UPSIDE POTENTIAL**

- Three plants are within 15 miles of each other with **no other capable plants within several hundred miles**
- Currently one plant is idle, one is sublet to a local steel manufacturer, and one is operating at a reduced rate; plenty of **available capacity to handle increased demand**



 **STRATEGY**

- Future **acquisition targets could have underappreciated** real estate assets that could be placed into SRE
- SRE has raised its own debt and is self-funded

Digirad

17

2019 FINANCIAL HIGHLIGHTS

&

GROWTH INITIATIVES

Digirad

HoldCo: 2019 Financial Highlights



Revenue by Business Division
($ in million)

- FY 2018: $104.2 (Healthcare)
- FY 2019: $114.2 ($102.8 Healthcare, $11.3 Building & Construction, $0.08 Real Estate & Investments)
- Q4 2018: $25.9 ($25.9 Healthcare)
- Q4 2019: $36.1 ($27.5 Healthcare, $8.5 Building & Construction, $0.07 Real Estate & Investments)

■ Healthcare ■ Building & Construction ■ Real Estate & Investments



Gross Profit by Business Division
($ in million)

- FY 2018: $18.3 (Healthcare)
- FY 2019: $22.1 ($20.3 Healthcare, $2.0 Building & Construction, -$0.2 Real Estate & Investments)
- Q4 2018: $3.7 (Healthcare)
- Q4 2019: $7.9 ($6.4 Healthcare, $1.5 Building & Construction, $0.0 Real Estate & Investments)

■ Healthcare ■ Building & Construction ■ Real Estate & Investments

Notes: Revenues for Q4 2018 and FY 2018 periods include $0.3 M and $3.4 M, respectively, from the Telerhythmics business sold in October 2018. Building & Construction division was created on 9/10/19.

Digirad

Growth Strategy

Organic Growth

Healthcare
- Expand geographic and client footprint for higher margin segments such as camera sales and mobile scanning services

Building & Construction
- In discussions for several new commercial construction projects to be built in 2020 in the New England area - this could lead to:
  - Increased utilization rate at the factory in South Paris, Maine
  - Opening of an idle facility in Oxford, Maine

Real Estate & Investment
- Completed a financing via commercial mortgages for its three plants: proceeds used to fund working capital requirements for Building & Construction division

Acquisitions

Seeking attractive acquisition opportunities to:
- **Expand existing business divisions** through bolt-on acquisitions
- Create **new business divisions** for HoldCo

Digirad

HoldCo: Future Acquisitions Strategy

TARGETS: PUBLIC OR PRIVATE COMPANIES

- **Market cap of $5-50M** that can benefit from lower overhead costs as part of HoldCo structure
- **Existing assets, earnings, and cash flows** (no start-ups or venture capital-type situations)
- **High SG&A and public company costs** as a percentage of revenue
- **Opportunities for improved operating / financial** performance
- **Bolt-on** for existing platform or **create new** operating segments
- Operating in **growth markets**

- Sellers interested in **taking HoldCo common <u>or</u> preferred stock** instead of cash

ACQUISITION SYNERGIES:

- Operating management teams freed up to **focus on maximizing operations and pursuing growth opportunities**
- Sharing many corporate functions **reduces corporate overhead costs**
- **NOL at HoldCo level should offset US taxable income** generated by operating businesses
- **Lower cost of capital**
- **Better access to capital**
- **Better capital allocation**

HoldCo: Organization Chart

- Capital Allocation
- Oversight of Operating CEOs
- Oversight of HoldCo Mgmt
- M&A and Capital Markets
- Investor Relations



- Assist Operating CEOs/Share Best Practices
- M&A (Sourcing & DD)/Capital Markets
- Bank Relationships, Finance, Accounting, Treasury, Capital Markets



- Legal, Compliance, IT, HR



- Manage Operating Businesses
- Pursue Growth Opportunities





Board of Directors
HoldCo COO/CFO
HoldCo VP-Legal
Operating CEO 1
Operating CEO 2
Operating CEO 3
Operating CEO 4
Operating CEO 5

Management team



JEFFREY EBERWEIN
**CHAIRMAN
OF THE BOARD OF DIRECTORS**

- 25 years of Wall Street experience; Founder and CEO of Lone Star Value Management.
- Portfolio Manager at Soros Fund Management.
- Chairman of Hudson Global, Inc., a global recruitment company; Board member of Novation Companies, Inc., Crossroads Systems, Inc.,
- Holds an MBA from The Wharton School, and a BBA from The University of Texas.



DAVID NOBLE
**CHIEF OPERATING OFFICER &
CHIEF FINANCIAL OFFICER**

- Over 20 years of experience in investment banking; recently was Head of Equity Capital Markets for the Americas at HSBC.
- Served as Managing Member of Noble Point LLC, a business and financial advisory firm.
- Holds an MBA in Finance from MIT and a BA from Yale.



MATTHEW MOLCHAN
**CEO:
HEALTHCARE**

- Joined Digirad in 2007 via the acquisition of Ultrascan, Inc.
- Previously held various executive positions in business development, finance and operations at Somera, Inc. and Equifax, Inc.
- Holds a BS in Economics from the US Air Force Academy and MBA in Finance from the University of Southern California.



MATT MOSHER
**GENERAL MANAGER:
KBS BUILDERS, INC**

- 14 years of senior management experience in a construction related field.
- Holds Associate of Drafting Technology Degree from Northern Maine Community College



SCOTT JARCHOW
**GENERAL MANAGER:
EDGEBUILDER**

- 26 years in construction supply with positions in independent sales, sales management, and general management
- GM of Glenbrook Building Supply and EdgeBuilder prior to 2016 ATRM acquisition to present
- BA in Business Management from Bethel University and AA in Law Enforcement from Lakewood Community College

APPENDIX

Digirad

Historical Financial Data – Statements of Operations (In thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2019	2018	2019	2018
Revenues:				
Healthcare	$ 27,540	$ 25,928	$102,846	$ 104,180
Building and Construction	8,528	—	11,257	—
Real Estate and Investments	74	—	82	—
Total revenues	36,142	25,928	114,185	104,180
Cost of revenues:				
Healthcare	21,151	22,189	82,518	85,909
Building and Construction	6,992	—	9,244	—
Real Estate and Investments	65	—	308	—
Total cost of revenues	28,208	22,189	92,070	85,909
Gross profit	7,934	3,739	22,115	18,271
Total gross profit percentage	22.0 %	14.4 %	19.4 %	17.5 %
Healthcare	23.2 %	14.4 %	19.8 %	17.5 %
Building and Construction	18.0 %	— %	17.9 %	— %
Real Estate and Investments	12.2 %	— %	(275.6)%	— %
Operating expenses:				
Selling, general and administrative	6,927	4,829	21,575	20,456
Amortization of intangible assets	829	308	1,794	1,377
Merger and financing costs	284	—	2,342	—
Goodwill impairment	—	—	—	476
Gain (loss) on sale of building	(4)	—	232	507
Total operating expenses	8,036	5,137	25,943	22,816
Loss from operations	(102)	(1,398)	(3,828)	(4,545)
Other expense:				
Other income (expense), net	67	51	(133)	(61)
Interest expense, net	(429)	(188)	(1,156)	(751)
Gain (loss) on extinguishment of debt	—	—	(151)	(43)
Total other expense	(362)	(137)	(1,440)	(855)
Loss before income taxes	(464)	(1,535)	(5,268)	(5,400)
Income tax benefit	207	621	375	1,561
Net loss from continuing operations	(257)	(914)	(4,893)	(3,839)
Net (loss) income from discontinued operations	—	(680)	266	4,575
Net (loss) income	(257)	(1,594)	(4,627)	736
Deemed dividend on Series A redeemable preferred stock	(596)	—	(596)	—
Net (loss) income attributable to common shareholders	$ (853)	$ (1,594)	$ (5,223)	$ 736
Net (loss) income per share - basic and diluted				
Net loss per share, continuing operations attributable to common shareholders	$ (0.42)	$ (0.45)	$ (2.69)	$ (1.90)
Net (loss) income per share, discontinued operations attributable to common shareholders	—	(0.34)	0.13	2.27
Net (loss) income per share attributable to common shareholders - basic and diluted	$ (0.42)	$ (0.79)	$ (2.56)	$ 0.37
Dividends declared per common share	$ —	$ —	$ —	$ 1.65
Weighted-average shares outstanding – basic and diluted	2,050	2,024	2,041	2,016
Net (loss) income	$ (257)	$ (1,594)	$ (4,627)	$ 736
Other comprehensive income (loss):				
Reclassification of tax provision impact	—	—	22	—
Reclassification of unrealized gains on equity securities to retained earnings	—	—	—	(17)
Total other comprehensive income (loss)	—	—	22	(17)
Comprehensive (loss) income	$ (257)	$ (1,594)	$ (4,605)	$ 719

Historical Financial Data – Balance Sheets (In thousands)

	December 31, 2019		December 31, 2018	
Assets:				
Current assets:				
Cash and cash equivalents	$	1,821	$	1,545
Restricted cash		240		167
Equity securities		26		153
Accounts receivable, net		18,571		12,642
Inventories, net		7,097		5,402
Other current assets		1,794		1,285
Total current assets		29,549		21,194
Property and equipment, net		22,138		21,645
Operating lease right-of-use assets		4,827		—
Intangible assets, net		22,903		5,228
Goodwill		9,978		1,745
Restricted cash		—		101
Investments in and receivables from related parties		—		275
Other assets		1,165		406
Total assets	$	90,560	$	50,594
Liabilities, Mezzanine Equity and Stockholders' Equity:				
Current liabilities:				
Accounts payable	$	8,932	$	5,206
Accrued compensation		4,579		3,862
Accrued warranty		421		197
Deferred revenue		1,786		1,687
Short-term debt		4,036		—
Payable from related parties		1,920		—
Operating lease liabilities		1,866		—
Other current liabilities		4,638		2,265
Total current liabilities		28,178		13,217
Long-term debt, net of current portion		17,038		9,500
Deferred tax liabilities		23		121
Operating lease liabilities, net of current portion		3,073		—
Other liabilities		1,551		1,956
Total liabilities		49,863		24,794
Preferred stock, $0.0001 par value: 10,000,000 shares authorized: 10% Series A Cumulative Perpetual Preferred Stock, 8,000,000 shares liquidation preference ($10.00 per share), 1,915,637 shares issued or outstanding at December 31, 2019		19,602		—
Stockholders' equity:				
Common stock, $0.0001 par value: 30,000,000 shares authorized; 2,050,659 and 2,024,979 shares issued and outstanding (net of treasury shares) at December 31, 2019 and 2018, respectively		—		—
Treasury stock, at cost; 258,849 shares at December 31, 2019 and December 31, 2018		(5,728)		(5,728)
Additional paid-in capital		145,352		145,430
Accumulated other comprehensive loss		—		(22)
Accumulated deficit		(118,529)		(113,880)
Total stockholders' equity		21,095		25,800
Total liabilities, mezzanine equity and stockholders' equity	$	90,560	$	50,594

Other Publicly-Traded Holding Companies

Small Cap:	Ticker	Market Capitalization[1]	Business Highlights
ALJ Regional Holdings Inc.	ALJJ	42	• Business process outsourcing services • Printing services • Finished home products manufacturing
Elah Holdings	ELLH	43	• Recently reorganized holding company • Co-Sponsored by funds managed by 210 Capital and Goldman Sachs Asset Management
Crawford United Corp	CRAWA	49	• Aerospace manufacturing • Marketing technology • Metal, silicone, and hydraulic hoses • Air handling and energy efficient solutions
Great Elm Capital Group Inc.	GEC	76	• Durable Medical Equipment • Real Estate • Investment Management
SWK Holdings Corp	SWKH	181	• Financial services for life science companies, including royalty-related financing
HC2 Holdings Inc.	HCHC	185	• Structural and steel construction services • Engineering and underwater services • Compressed natural gas retail services
Steel Partners Holdings LP[2],[3]	SPLP	263	• Diversified industrial manufacturing • Oil drilling and production services • Financial services
BBX Capital Corp	BBX	314	• Vacation ownership interests • Real Estate • Chocolate and confectionary products
Boston Omaha Corp[3]	BOMN	446	• Insurance services • Outdoor advertising services
B. Riley Financial Inc.	RILY	630	• Financial Services • Internet access and related subscription services • Telecom and VOIP services
Compass Diversified Holdings	CODI	1,125	• Consumer goods manufacturing • Environmental services

(1) Based on Bloomberg data as of 03/04/20 - $ in millions.
(2) SPLP is a publicly-traded partnership as opposed to a C-corp structure.
(3) Incentive fees paid to management teams.

Digirad

Contact us



Jeff Eberwein

Chairman of the Board of Directors

David Noble

COO/CFO

ir@digirad.com



Investor Relations

Lena Cati

The Equity Group Inc.

Vice President

212-836-9611 / lcati@equityny.com



Common Stock
Nasdaq: DRAD

Series A 10% Preferred Stock
Nasdaq: DRADP

DIGIRAD Corp.

A Diversified Holding Company (HoldCo)
seeking growth both organically and through acquisitions

Healthcare





Building & Construction




Real Estate & Investments



Investor Presentation - April 2020

Digirad Corp → HoldCo ...a Diversified Holding Company (HoldCo) seeking growth both organically and through acquisitions

Anticipates growing revenues, earnings, and cash flow while optimizing costs and capital allocation

Common Stock: (Nasdaq: DRAD)
2.05 million shares as of 12/31/19

Series A Preferred Stock (Nasdaq: DRADP)
1.92 million shares as of 12/31/19
10% annual cash dividend

- Transformed into a diversified holding company ("HoldCo") through the acquisition of ATRM Holdings as initial "kick-off" transaction on 9/10/2019
- Issued a tax-efficient Series A 10% Preferred stock (non convertible)
- HoldCo structure: separate business divisions with shared corporate functions

Digirad Corporation has three operating business divisions:

Healthcare	**Building & Construction**	**Real Estate & Investments**
Across the USA	*Maine/New England* *Minneapolis-area*	

Diagnostic Services	**Diagnostic Imaging**	**Mobile Healthcare**	**KBS Builders**	**EGBL**	**Real Estate**	**Investments**
Offers mobile imaging services to medical providers in-office	Develops, sells, and maintains solid-state gamma cameras to hospitals and physicians	Provides diagnostic imaging including CT, MRI, PET, PET/CT, and nuclear medicine & healthcare expertise	Manufactures & distributes modular housing units Commercial and residential projects	Manufactures engineered wood products & building materials for both residential and commercial contractors; operates a professional lumber yard and showroom	Owns the real estate assets of HoldCo Future acquisition targets could have underappreciated real estate assets	Strategic investments could be made in future potential acquisition targets for HoldCo

     

April 2020

Publicly-Traded HoldCo

Healthcare
CEO: Matt Molchan

Building & Construction
GM: Matt Mosher/Scott Jarchow

Real Estate & Investments

Future Acquisition 1

Future Acquisition 2

HoldCo Chairman (Jeff Eberwein)
HoldCo COO / CFO (David Noble)
HoldCo VP-Legal (Hannah Bible)

Shared Corporate Functions

Bank Relationships
Treasury
Finance
Accounting
Purchasing

IT
HR
Investor Relations
Legal
Compliance

Benefits of HoldCo Structure:

- **Improved revenue, cash flow, and earnings** due to cost savings and other efficiencies
- Optimized capital allocation will **maximize ROIC and ROE** over the long term
- **Operating CEOs focused on operations and growth** rather than on corporate functions
- **Platform for future bolt-on acquisitions** and other growth opportunities
- **Preferred stock could be used as acquisition currency**
  - ✓ no common equity dilution, no NOL impact, no maturity date, junior to bank debt, and tax efficient

RECENT FINANCIAL HIGHLIGHTS

$ in million	FY 2019	FY 2018	Change %
Revenue	**$ 114,185**	**$ 104,180**	**9.6%**
Healthcare	102,846	104,180	(1.3%)
Building & Construction	11,257	-	-
Real Estate & Investments	82	-	-
Gross profit	**$ 22,115**	**$ 18,271**	**21.0%**
Healthcare	20,328	18,271	11.3%
Building & Construction	2,013	-	-
Real Estate & Investments	(226)	-	-

~ $91.6 M of usable net operating losses ("NOL") in the U.S. as 12/31/19

GROWTH STRATEGY

Organic Growth

Healthcare
- Expand geographic and client footprint for higher margin segments such as camera sales and mobile scanning services

Building & Construction
- In discussions for several new commercial construction projects to be built in 2020 in the New England area - this could lead to:
  - Increased utilization rate at the factory in Maine
  - Opening of a second facility in Maine (currently idle)

Real Estate & Investment
- Completed a financing via commercial mortgages for its three plants: proceeds used to fund working capital requirements for Building & Construction division

Acquisitions

Seeking attractive acquisition opportunities to:
- **Expand existing business divisions** through bolt-on acquisitions
- Create **new business divisions** for HoldCo

Disclaimer

This presents non-GAAP financial measures. A discussion of the reasons why management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding Digirad's financial condition and results of operations is included as Exhibit 99.2 (with a reconciliation included in Exhibit 99.1) to Digirad's report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2020.

Contacts

Digirad Corporation
Jeffrey E. Eberwein
Chairman of the Board of Directors
ir@digirad.com

Investor Relations
The Equity Group Inc.
Lena Cati
212-836-9611 / lcati@equityny.com

April 2020